Wheelchair ADL Solutions Corporation

1324 N. Liberty Lake Rd. #169

Liberty Lake, WA 99019

March 22, 2012

United States Securities and Exchange Commission

Attn: Ms. Amanda Ravitz, Assistant Director; and Mr. Tom Jones, Staff Attorney

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:

Wheelchair ADL Solutions Corporation

Amendment No. 2 to Registration Statement on Form S-1

Filed February 28, 2012

File No. 333-178417

Dear Ms. Ravitz and Mr. Jones:

We are writing in response to your comment letter dated March 15, 2012 regarding the above-referenced registration statement amendment.  Our responses follow the comments below:

Prospectus Summary, page 5

1.

We note your response to the last sentence of prior comment 1. However, your document continues to refer on page 21 to two stages. Please reconcile the disclosure on page 5 about three stages with the disclosure on page 21 about two stages.

RESPONSE:  We have made the needed reconciliation.

Determination of Offering, page 15

2.

Since the offering price is different for the primary shares versus the secondary shares, please revise your disclosure here to reflect the differing approaches taken by the company and the selling shareholders in setting the offering price.

RESPONSE:  We have revised the offering price of the secondary shares to also be $0.25 per share.

Plan of Operation, page 19

3.

Refer to your disclosure added in the first paragraph of this section in response to prior comment 3. With a view toward disclosure, please tell us how you intend to use your “current cash and any additional revenues” for the expenses mentioned in items (1) and (2) of the first paragraph. We note the disclosure on page 15 about expenses of $50,000 associated with being a public company and the disclosure on page F-3 that you had total assets of $1,405 at November 30, 2011.

4.

Refer to your disclosure added in the last sentence of the first paragraph in response to prior comment 4 that it is “quite likely” that you will initially be unable to fully comply with the reporting requirements. Please provide us with your analysis regarding if acceleration of the effective date of the registration statement would be in the public interest and consistent with the protection of investors.

RESPONSE TO COMMENTS 3 & 4:

First, although we have estimated total expenses of approximately $50,000 for legal and other fees associated with being a public company, that estimate is for the period during which the offering will be effective, or 24 months following the effectiveness of the Registration Statement, and it is intentionally an overestimate of potential legal expenses and other fees we could incur during that period for planning purposes.

Second, our counsel, Vincent & Rees, has agreed it will be paid their legal fees in the form of additional stock in our Company if we do not have sufficient funds to pay them their fees in cash.

Third, we have a viable product to sell to our customers, have scheduled several firm product presentations, and anticipate generating $2,000-$5,000 in additional revenues from those presentations during the next two-to-three months. We hope to increase revenues thereafter.  Realistically, because of our compensation arrangement with our legal counsel and the simplicity of our financial statements at this juncture, the only forecasted up-front costs associated with becoming a public company that must be paid during the next six months are Edgar Agent and XBRL-tagging fees associated with filing our quarterly reports.  We do not anticipate that those fees will exceed $5,000 over the next six months.

Fourth and finally, Matthew Allen, our founder, has agreed to contribute additional capital, if necessary, to fund any shortfall in operational funds while we are awaiting the SEC’s approval to sell our shares to the public and raise funds through the public capital markets. Whether or not these funds will be delivered by Mr. Allen and in what form (through a shareholder loan or otherwise) will be determined by the Company at the time of need based on the advice of the Company’s financial advisors and what is in the best interest of the Company.

Accordingly, we do anticipate that we will be able to meet our reporting and other obligations under federal securities laws and have therefore revised our registration statement to state that is “possible” rather than “quite likely” that we will be unable to do so.  For all of the above reasons, and because we do anticipate that we will be able to continue operations, we believe our disclosures are adequate and that it would be in the public interest and consistent with the SEC’s mission of protecting investors to accelerate the effective date of our registration statement.

Closing

We trust that the above analysis is satisfactory to you.  Please feel free to contact our legal counsel, Vincent & Rees, L.C. at (801) 303-5730 with any questions or concerns.

Sincerely,

Matthew Allen

By: /s/ Matthew Allen

Matthew Allen, Chairman and President

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